COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

[redacted]

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

08003202

June 9, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

SEC Mail Processing
Section

JUN 11 2008

Washington, DC
110

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of three DGAP Voting Right announcements according to article 21 (1) of German Securities Trading Act issued recently with respect to the aggregate percentage of the indirect holding of Commerzbank's shares by (a) the UBS AG, Zurich, Switzerland and (b)+(c) the Credit Suisse Group, Zurich, Switzerland. These items may be of interest to holders of Commerzbank securities.

These materials are furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to call (212) 266-7409.

PROCESSED
JUN 17 2008
THOMSON REUTERS

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President & General Counsel

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

Commerzbank AG / Release of an announcement according to article 21 (1) WpHG [German Securities Trading Act] (share)

03.06.2008

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

---

1. UBS AG, Zurich, Switzerland informed us according to article 21 (1) WpHG that the voting rights of UBS AG in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3% limit of the voting rights on 22 May 2008 and as of this date amount to 3.56% (23.374.690 voting rights).

Voting rights in Commerzbank AG amounting to 0.14% (927.091 voting rights) are to be attributed to UBS AG according to article 22 (1) 1 No. 1 WpHG.

2. UBS AG also informed us according to article 21 (1) WpHG that the voting rights of UBS AG in Commerzbank AG, Frankfurt am Main, Germany, ISIN:DE0008032004, WKN: 803200, have fallen below the 3% limit of the voting rights on 23 May 2008 and as of this date amount to 2.58% (16.964.008 voting rights).

Voting rights in Commerzbank AG amounting to 0.14% (927.115 voting rights) are to be attributed to UBS AG according to article 22 (1) 1 No. 1 WpHG

DGAP 03.06.2008

Commerzbank AG / Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

05.06.2008

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On June 3, 2008, Credit Suisse Group, Zurich, Switzerland, informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse, Securities (Europe) Limited, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3% limit of the voting rights on May 28, 2008 and as of this date amounted to 3.115% (20,467,517 voting shares).

By exceeding the 3 per cent threshold through Credit Suisse Securities (Europe) Limited, London, England, the voting rights of the following companies, affiliated with it, namely Credit Suisse (International) Holding AG, Zug, Switzerland, Credit Suisse Investments (UK), London, England, and Credit Suisse Investment Holdings (UK), London, England, in Commerzbank AG, Frankfurt am Main, Deutschland, ISIN: DE0008032004, WKN: 803200, have also exceeded the 3% limit of the voting rights on May 28, 2008 and as of this date amounted to 3.115% (20,467,517 voting shares). These voting rights are to be attributed in full to each of the above-mentioned companies according to article 22 (1) 1 No.1 WpHG.

For the sake of completeness Credit Suisse Group, Zurich, Switzerland, pointed out that the voting rights of Credit Suisse International, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, continued to exceed the 3% limit of the voting rights on May 28, 2008 and amounted to 3.546% (23,301,101 voting shares).

For the sake of completeness Credit Suisse Group, Zurich, Switzerland, further pointed out that the voting rights of Credit Suisse, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, continued to exceed the 5 % limit of the voting rights on May 28, 2008 and as of this date amounted to 6.744 % (44,321,100 voting shares). Voting rights amounting to 6.702% (44,045,405 voting shares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.042% (275,695 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

For the sake of completeness Credit Suisse Group, Zurich, Switzerland, finally pointed out that the voting rights of Credit Suisse Group, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN:DE0008032004, WKN: 803200, continued to exceed the 5 % limit of the voting rights on May 28, 2008 and as of this date amounted to 6.762 % (44,434,823 voting shares). Voting rights amounting to 6.706 % (44,067,753 voting shares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.056 % (367,070 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

The string of controlling companies in relation to Credit Suisse Securities(Europe) Ltd.is (starting at the lowest level): Credit Suisse Securites(Europe) Ltd., Credit Suisse Investment Holdings (UK), Credit Suisse Investments (UK), Credit Suisse (International) Holding AG, Credit Suisse and Credit Suisse Group.

The string of controlling companies is (starting at the lowest level): Credit Suisse International, Credit Suisse and Credit Suisse Group.

DGAP 05.06.2008

Language:	English
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt am Main Deutschland
Internet:	www.commerzbank.de

End of News DGAP News-Service

Commerzbank AG / Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

09.06.2008
Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On June 4, 2008, Credit Suisse Group, Zurich, Switzerland, informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse Securities (Europe) Limited, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have have fallen below the 3% limit of the voting rights on May 29, 2008 and as of this date amounted to 2.476% (16,271,996 voting shares).

By falling below the 3 % limit through Credit Suisse Securities (Europe) Limited, London, England, the voting rights of the following companies, affiliated with it, namely Credit Suisse (International) Holding AG, Zug, Switzerland, Credit Suisse Investments (UK), London, England, and Credit Suisse Investment Holdings (UK), London, England, in Commerzbank AG, Frankfurt am Main, Deutschland, ISIN: DE0008032004, WKN: 803200, have also fallen below the 3% limit of the voting rights on May 29, 2008 and as of this date amounted to 2.476 (16,271,996 voting shares). These voting rights are to be attributed in full to each of the above-mentioned companies according to article 22 (1) 1 No.1 WpHG.

For the sake of completeness Credit Suisse Group, Zurich, Switzerland, pointed out that the voting rights of Credit Suisse International, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, continued to exceed the 3 % limit of the voting rights on May 29, 2008 and amounted to 3.658% (24,038,148 voting shares).

For the sake of completeness Credit Suisse Group, Zurich, Switzerland, further pointed out that the voting rights of Credit Suisse, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, continued to exceed the 5% limit of the voting rights on May 29, 2008 and as of this date amounted to 6.217% (40,857,781 voting shares). Voting rights amounting to 6.175% (40,582,086 votingshares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.042 % (275,695 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

For the sake of completeness Credit Suisse Group, Zurich, Switzerland, finally pointed out that the voting rights of Credit Suisse Group, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN:DE0008032004, WKN: 803200, continued to exceed the 5% limit of the voting rights on May 29, 2008 and as of this date amounted to 6.235% (40,971,504 voting shares). Voting rights amounting to 6.179% (40,604,434 voting shares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.056% (367,070 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

The string of controlling companies in relation to Credit Suisse Securities(Europe) Ltd. is (starting at the lowest level): Credit Suisse Securites(Europe) Ltd., Credit Suisse Investment Holdings (UK), Credit Suisse Investments (UK), Credit Suisse (International) Holding AG, Credit Suisse and Credit Suisse Group.

The string of controlling companies is (starting at the lowest level): Credit Suisse International, Credit Suisse and Credit Suisse Group.

DGAP 09.06.2008

Language: English
Issuer: Commerzbank AG
Kaiserplatz
60261 Frankfurt am Main
Deutschland
Internet: www.commerzbank.de

End of News DGAP News-Service

END